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                              June 30, 2021

       Michael Thompson
       Chief Executive Officer and Chief Financial Officer
       Reinvent Technology Partners Z
       215 Park Avenue, Floor 11
       New York, NY 10003

                                                        Re: Reinvent Technology
Partners Z
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-4
                                                            Filed June 21, 2021
                                                            File No. 333-254691

       Dear Mr. Thompson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Unaudited Projected Financial Information, page 128

   1. Please revise the projection table on page 129 to disclose in a footnote how your total earned premium
financial measure was determined.
       Our Company, page 216

   2. We note that in response to comment 2, your revised disclosure on pages 217 and 221 references a "third
party survey commissioned by Hippo by a research vendor, Delighted
                                                        LLC" and that you cite
the survey in the registration statement. Please provide the consent of Delighted
LLC in accordance with Rule 436 of the Securities Act or tell us
 Michael Thompson
Reinvent Technology Partners Z
June 30, 2021
Page 2
         why you believe you are not required to do so. For guidance, refer to Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations. Hippo Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating and Financial Metrics and Non-GAAP Measures
Gross Profit, page 252

3.       On page 255, you reconcile non-GAAP Adjusted Gross Profit from Gross
Profit as
         defined on page 252. Therefore, it appears that you intend to present Gross Profit as the most directly comparable GAAP measure to Adjusted Gross Profit. However, it is not clear that Gross Profit is calculated in accordance with GAAP as it does not appear to contemplate all costs and expenses incurred to generate revenues, including those directly attributable to commission income and service and fee income. We note from your response to prior comment 6 that commission expenses associated with your agency business for policies issued on other carriers' paper are classified as sales and marketing expenses Please tell us what costs and expenses you consider to be directly attributable to commission income and service and fee income as presented on the face of your statement of operations and revise to reconcile Adjusted Gross Profit from GAAP Gross Profit or advise accordingly.
       You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



FirstName LastNameMichael Thompson                            Sincerely,
Comapany NameReinvent Technology Partners Z
                                                              Division of
Corporation Finance
June 30, 2021 Page 2                                          Office of Finance
FirstName LastName